UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K  ☒  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐   Form N-SAR  ☐  Form N-CSR

For Period Ended:  31st December 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Rhino Biotech Limited

Full Name of Registrant

Eurasia Energy Limited

Former Name if Applicable

294 Heywood House

Address of Principal Executive Office (Street and Number)

South Hill, 1A AI-2640, Anguilla

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing its Annual Report on Form 20-F for the period ended December 31, 2021, within the prescribed time period, due to delays in assembling the financial information required to be reviewed by its independent auditor, and in completing the accounting of certain transactions affecting the registrant. The delay could not be eliminated without unreasonable effort or expense.

The registrant plans to file its completed Annual Report on Form 20-F for the transition period ended December 31, 2021, on or before the fifteenth day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marilyn G. Roosevelt	(203)	228-1475
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV -- OTHER INFORMATION

The registrant anticipates a significant change in its results of operations for the twelve-month period ended December 31, 2021, as compared to the twelve-month period ended December 31, 2020, as the registrant completed the acquisition of all membership interest of Artesian Valley Farm, LLC and all common stock of Rhino Biotech, Inc. in November 2021. A reasonable estimate of the results of operations could not be made as of the current date as the registrant’s accountants are still preparing the registrant’s results of operations and consolidated accounts for the group.

Rhino Biotech Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2022	By:	/s/Marilyn Giulia Roosevelt
Director

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